Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES AMENDMENT AND EXTENSION OF REVOLVING CREDIT FACILITIES AND AMENDMENT OF TERM LOAN FACILITY

LONDON, U.K. — July 26, 2019 — International Game Technology PLC (NYSE:IGT) (“IGT”) today announced that it has successfully amended and extended its multicurrency revolving credit facilities and amended its term loan facility.

“We appreciate the support of our lenders in extending the maturity of our revolving credit facilities,” said Alberto Fornaro, CFO of IGT. “We voluntarily reduced the commitments under the facilities, reflecting confidence in our ability to generate higher cash flows. This leaves us with significant flexibility to pursue compelling opportunities as well as ample liquidity to address debt maturities to 2022.”

The maturity date of the revolving credit facilities was extended from July 26, 2021 to July 31, 2024, and the facilities agreement was amended to 1) reduce the aggregate commitments of the lenders from $1.2 billion and €725 million, to $1.05 billion and €625 million, respectively; 2) modify certain provisions to enhance financial flexibility; and 3) amend other non-material provisions.

The term loan facilities agreement was amended to modify certain provisions to enhance financial flexibility and amend other nonmaterial provisions to conform with the credit facilities. The amendments to IGT’s multicurrency revolving credit facilities and term loan facility, as well as conformed copies of such agreements, are being furnished to the SEC on Form 6-K and will be available at www.sec.gov.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190